Filed Pursuant To Rule 433 Registration No. 333-203585 July 23, 2015

Market Commentary

23 July 2015

Third quarter 2015	www.gold.org

On Monday 20th July the gold price fell sharply, dropping 4.3% from its Friday closing price. This note explains what happened and counters some misconceptions.

The majority of commentators explain gold’s recent price fall in the context of four themes:

•	The continued recovery in the US economy, the associated strengthening dollar, and an expected rise in interest rates. This, they believe, represents major headwinds for gold.

•	A slowdown in China’s gold demand.

•	The recent broad commodity sell-off, which is itself a result of US dollar strength and concerns over China’s economic growth.

•	And in the background, political tensions have eased, as illustrated by the tentative resolution of a Greek bailout.

These factors are significant. The spectre of the much anticipated US rate rise has hung over the gold price for some time. And a slowdown in China, the world’s largest gold consumer, is clearly an issue many investors will be giving thought to.

But this is a partial view. Crucially, it misses some key drivers of the gold market that we believe are relevant to investors, namely:

•	Gold is different from commodities. Its demand drivers are diverse and it has low correlations with commodities and other assets classes.

•	China’s gold demand remains in good health. Demand may have eased since the highs of 2013, but its growth trend is intact. Q1 2015 was the fourth best quarter on record and the People’s Bank of China has increased its gold reserves by 57% since 2009.

•	Headwinds such as the strong dollar and an expectation of US rate rises are probably overstated. It would be surprising if expectations of a US rate rise were not already factored into the gold price. And despite the US dollar index rising by 12.5% in 2014, the US dollar gold price was flat.

Recent price falls – what happened?

On Monday 20th July 2015, the gold price fell sharply during Asian trading hours. The price declined from a closing price of US$1,134.14/oz on Friday, to an intra-day low of US$1,086.18/oz, a 4.3% fall. It quickly rebounded to stabilise a little above US$1,100/oz.

This fall was precipitated by significant trades on the Globex platform on COMEX and the Shanghai Gold Exchange (SGE). Trading data reveals that 4.7 tonnes (t) was off-loaded on the SGE at 2.29am BST – this is an exceptionally large amount in a short space of time. Normally little more than 40t trades in a day.1 At around the same time volumes spiked on COMEX. Both trades were made during periods of low market liquidity (chart 1).

Chart 1.Sell orders in China and US triggered the price fall

Note: Times are British Summer Time

Source: Bloomberg, World Gold Council

The price has seen further, less dramatic, declines since Monday. With trading volumes thin, and market sentiment for gold at low levels, the price has now fallen below the US$1,100/oz level. This is the lowest price level since Q1 2010.

Speculative trading in thin markets: a common trade in recent years

The recent price fall, in common with similar price action in the past few years, was triggered by isolated trades. These trades are not representative of the broader supply and demand dynamics.

In thin trading conditions, these actions have a significant impact beyond the relative scale/volume of any corresponding net flows; they are often reflective of and can amplify capital market sentiment in the west. But although these traders provide a depth

[1]	To put this in context, the average trade size per minute from July 17 to July 22 is only 96kg.

01

of liquidity in the market, they are not the key buyers of gold. In our view, they do not shape demand over the longer term. These types of large gold trades have been a characteristic of COMEX in the past, but they are less typical on the SGE, where trading volumes are lower, albeit increasing quickly.

There has been some speculation as to who made the trade on the SGE. The Financial Times drew parallels with similar trades in other metals in China recently, such as nickel and copper.2

Nevertheless, short-term speculative transactions, divorced from physical delivery and amplified by leverage, are likely to remain centred on COMEX, rather than on exchanges that have been developed to facilitate wider access to physical gold, such as the SGE.

A wider perspective

Gold and the broader commodities complex

“The Bloomberg Commodities Index dropped to a 13-year low on Monday 20 July, weaker than after the banking meltdown of 2008 and the euro-zone crisis of 2012... Gold, the most heavily-weighted commodity in the index, is the latest to get hit hard, socked by a stronger dollar and concern about a slowdown in China.” Bloomberg, 21 June 2015

This is a perfectly valid statement, but we believe it is simplistic. By lumping gold in with other commodities it glosses over what makes gold different, and from an investors perspective, relevant.

Gold is unique in the diversity of its demand drivers. Gold is used in:

•	electronics and cutting-edge technology;

•	in jewellery, as a luxury good and of cultural and symbolic value; and

•	as money and an insurance asset.

These drivers of demand respond differently to different economic conditions. Heightened systemic risk typically boosts gold’s role as an insurance asset. Economic growth boosts jewellery demand. This makes if far more than a simple commodity. Gold demand in many key countries, including China, is not directly related to industrial consumption which drives demand for other commodities. It cannot be directly linked to a country’s pattern of consumption of commodities, such as nickel, copper, sugar or livestock.

It should not be a surprise that over the longer-term gold’s performance frequently diverges from the broader commodities complex. For example, looking at the performance of the Bloomberg Commodities Index since 2000, the index is broadly flat, while gold is up 75%, even at today’s prices. And although the gold price is down year-to-date, it has still outperformed a range of commodities indices, including the Bloomberg Commodities Index (chart 2).

Chart 2: gold has outperformed the commodities complex

[2]	Gold bugs squashed by aggressive selling, Financial Times

Source: Bloomberg, World Gold Council

Gold’s correlation with other assets is important too. Its low level of correlation with many other assets makes it a good asset for investors to hold in their portfolio.

While there will be times when gold moves in tandem with the commodity complex, its longer term correlation is far weaker than many suppose. Gold and the Bloomberg Commodity Index exhibit a correlation coefficient of less than 40% over the past 20 years and gold’s correlation with the S&P GS Commodity Index (GSCI) is less than 30%. Similarly, gold’s diverse spread of demand drivers mean its volatility is lower than most commodities. For example, gold’s 1-year annualised daily return volatility is significantly lower than the S&P GSCI.

China’s gold demand may have eased, but it remains in good health

While gold demand may be down year-on-year, the growth trend is still strongly positive. Although China’s jewellery demand in Q1 2015 was down from the record level in Q1 last year, it was 27% higher than its 5-year average. And consumer demand – jewellery plus bar and coins - in Q1 2015 was the fourth best quarter on record, surpassed only by the surge in demand triggered by the price fall in 2013.

Although China is the world largest gold consumer and producer, it is still a relatively young gold market. Private ownership of gold investment products was illegal until 2002. Since then Chinese investors have purchased in excess of 1,530t of bars and coins, worth US$55bn at today’s prices - this is equivalent to what all investors hold through gold-backed ETFs worldwide. Over the same period China’s consumers bought 5,282t of gold jewellery, worth US$189bn.

Chinese demand for gold is driven by a diverse range of factors, certainly more than are captured by top-level macro-economic indicators. And certainly more diverse than what drives demand for commodities.

Beyond economic growth, gold is embedded in China’s culture. Chinese New Year and weddings are key events in China’s gold consumption. In addition, China’s authorities have developed a range of pro-gold policies, from legalising bar and coin demand in 2002 through to opening up its gold market via the SGE International Board in the Shanghai Free Trade Zone in 2014.

The People’s Bank of China (PBoC) increasing its gold reserves is positive for the gold market

Market Update | 23 July 2015	02

The central bank’s recent announcement that it had increased its gold reserves from 1,054, to 1,658t – a 57% increase – was seen by many market commentators as disappointing.

This, we feel, is based on misperceptions and false expectations. The announcement was broadly in line with our understanding of the situation in China. Indeed, in our briefing note, Understanding China’s Gold Market, from August 2014, we stated that, “...if the PBoC makes an announcement its gold holdings will have increased by at least 500t.”

We believe the PBoC’s confirmation of its revised gold holdings is supportive for the gold market. It reiterates how China, along with other central banks, views gold as a key reserve asset as it continues to seek diversification away from the US dollar. A key challenge with official sector purchases, especially in China, is that they may occur in a more opaque form than is typical elsewhere. Not only do entities other than the PBoC make ‘sovereign’ gold purchases but the PBoC, in its recent statement, repeated its position that, in addition to its direct holdings, China ‘holds gold through its people’.3

Gold, the US recovery and macro headwinds

US interest rates and the US dollar are the primary points of reference for many capital market participants and trading houses in parts of Europe and the US. While increases or the expectation of increases in both real rates and the dollar’s value represent headwinds for gold, these factors are not as uniformly negative as are often described.

•	Gold and the US dollar. The belief that a stronger dollar is bad for gold came to the fore in the 1980s and 1990s. We agree it is a headwind, but we believe the relationship between gold and the dollar has changed.[4]

During the 1980s and 1990s the market fundamentals were quite different to today. Mine production was growing strongly and central banks were selling gold. Supply was high and rising. Today, mine production is expected to plateau in 2015 and tail off thereafter. Central banks are overwhelmingly net buyers. And the shape of demand has changed too. Gold demand is Asian-centric. India and China alone account for 42% of total gold demand and 52% of consumer demand.

To illustrate the point that the relationship between the US dollar and gold may have changed, in 2014 the US dollar index strengthened 12.5% while the US dollar gold price was flat.

•	Gold and interest rates. It is true that higher real interest rates raise the opportunity cost for investors holding gold. But our analysis of the gold price and previous rate conditions found gold may perform reasonably well in a positive rate environment. Our analysis indicates that gold is only negatively affected when real rates nudge higher than 4%. The current outlook suggests the US rate increases will be moderate and real rates will be below 4% for some time.[5]

[3]	For more information on this, please see China’s gold market: progress & prospects, page 46-47, and Understanding China’s gold market.
[4]	Gold in a rising dollar environment, Gold Investor Volume 8
[5]	Gold and US interest rates: a reality check, Gold Investor Volume 3.
[6]	For more information, please see “Has the Gold Market Already Discounted Fed Tightening”, Marin Murenbeeld, in issue 75 of The Alchemist.

In addition, markets are forward-looking and the forthcoming rate rise has been well flagged. It would be surprising if expectations of US rate rise were not already factored into the gold price.6

The investment case for gold remains intact

Crucially, the long-term investment case for gold is not based on short-term price movements. Gold plays a more important role in a portfolio. Its low correlation with many other assets – for example, its 10 year correlation with the S&P500 is -0.1% – makes it a good investment to diversify a portfolio. New Frontier Advisor’s analysis suggests that the optimal allocation to gold in a portfolio is between 2-10%, depending on the investors’ risk tolerance. Although vitally important for investors, it is often overlooked by many commentators. And our analysis shows that this holds true even in periods when the dollar strengthens. In our view, a well constructed strategic allocation does not need to be constantly adjusted.

Immediate response of physical markets

Falls in the gold price are not universally perceived as negative. US dollar price moves have translated into price falls in many price sensitive markets: -3.2% in India, -3.6% in China, and -1.2% in Turkey. Here, consumers will view lower prices as a buying opportunity.

As a result, despite the summer months being a traditional quiet period, retailers in these price sensitive markets have seen an uptick in consumer interest. The premium in Turkey edged up to US$2/oz. Consumer interest in India has increased too. While the monsoon season is usually a very quiet period for Indian gold demand, this bodes well for the festive season beginning in September. And there are been a myriad of articles reporting the an uptick in consumer demand in the Middle East – having been in the doldrums for some time, lower prices have sparked a wave of interest.

Market Update | 23 July 2015	03

About the World Gold Council

The World Gold Council is the market development organisation for the gold industry. Our purpose is to stimulate and sustain demand for gold, provide industry leadership, and be the global authority on the gold market.

We develop gold-backed solutions, services and products, based on authoritative market insight and we work with a range of partners to put our ideas into action. As a result, we create structural shifts in demand for gold across key market sectors. We provide insights into the international gold markets, helping people to understand the wealth preservation qualities of gold and its role in meeting the social and environmental needs of society.

Based in the UK, with operations in India, the Far East and the US, the World Gold Council is an association whose members comprise the world’s leading gold mining companies.

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For more information

Please contact:

Juan Carlos Artigas

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juancarlos.artigas@gold.org

Alistair Hewitt

Director, Market Intelligence

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Krishan Gopaul

Analyst, Market Intelligence

krishan.gopaul@gold.org

John Mulligan

Director, Corporate Communications

john.mulligan@gold.org

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Market Update | 23 July 2015	04

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